Exhibit 99.4

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form 40-F of Bespoke Capital Acquisition Corp. of our report dated March 15, 2021 relating to the financial statements of Bespoke Capital Acquisition Corp., appearing in the Annual Report on Form 40-F of Bespoke Capital Acquisition Corp. for the year ended December 31, 2020.

/s/ RSM US LLP

New York, NY

March 15, 2021